E-QURE CORP.
20 West 64th Street, Suite 39G
New York, NY 10023

June 1, 2015

US Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Attention: Michael Kennedy, Staff Attorney

Re: E-Qure Corp.

Registration Statement on Form S-1
Commission File No. 333-204414
Request for Acceleration

Ladies and Gentlemen:

On behalf of E-Qure Corp. this is to request that the above-referenced registration statement be declared effective by the Commission on June 3, 2015 at 1:00 p.m. EST or as soon thereafter as reasonably practicable.

The Company acknowledges that since the Company and its management are in possession of all facts relating to a Company's disclosure, the Company and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectively submitted,

/s/ Ohad Goren
Chief Executive Officer